Exhibit 14.1

DEYU AGRICULTURE CORP.
CODE OF CONDUCT

OVERVIEW

This Code of Conduct (“Code”) has been adopted by the Board of Directors of Deyu Agriculture Corp. pursuant to the rules of the Securities and Exchange Commission (“SEC”) and the Nasdaq Stock Market (“Nasdaq”). This Code is applicable to all employees, officers and directors of the Company, and contains standards for

●	the honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships,
●	the full, fair, accurate timely and understandable disclosure in reports and documents that the Company files with, or submits to, the SEC and in other public communications,
●	compliance with applicable governmental laws, rules and regulations,
●	prompt internal reporting of violations of this Code, and
●	accountability for adherence to this Code.

Compliance Officers. The Company has designated (a) the Company’s Chief Financial Officer as its Compliance Officer to administer this Code with respect to employees, and (b) the Chairman of the Audit Committee to administer this Code with respect to officers and directors. You may, at your discretion, make any report or complaint provided for in this Code to the appropriate Compliance Officer.

Other Company Policies. This Code is in addition to the Code of Ethics that applies to the Company’s Chief Executive Officer, Chief Financial Officer, Controller and Accounting / Finance Personnel. Also, this Code is in addition to the Company’s other policies and guidelines with respect to its employees, officers and directors as contained in the Company’s employee handbook.

CODE OF CONDUCT

1. Conflicts Of Interest. While it is not possible to identify every activity that might give rise to a conflict of interest, a conflict of interest may exist whenever a relationship of an employee, officer or director, or one of his or her family members, is inconsistent with the Company’s best interests or could cause a conflict with job responsibilities or the Company’s business. Conflicts of interest may not always be clear-cut, so if you have a question, you should consult with the Compliance Officer. If you become aware of a conflict or potential conflict, you should bring it to the attention of the Compliance Officer.

2. Compliance With Applicable Laws. All employees, officers and directors of the Company should comply with all governmental laws, rules and regulations applicable to the Company.

3. Public Company Reporting. As a public company, it is of critical importance that the Company’s filings with the SEC, and other public communications, contain full, fair, accurate, timely and understandable disclosure. Depending on their respective positions with the Company, employees, officers or directors may be called upon to provide information necessary to assure that the Company’s public reports are complete, fair and understandable. The Company expects employees, officers and directors to take this responsibility seriously and to provide prompt and accurate answers to inquiries from the Company’s officers, directors, auditors or attorneys related to the Company’s public disclosure requirements. With respect to any inquiries from other third-parties (such as analysts, members of the media and others), such inquiries should be directed to specifically designated persons who are authorized to respond, and such designated persons shall keep the Company’s board of directors advised as to the content and scope of each such inquiry and response.

4. Reporting Any Illegal Or Unethical Behavior. Employees are encouraged to talk to supervisors, managers or other appropriate personnel about observed illegal or unethical behavior and, when in doubt, about the best course of action in a particular situation. Anyone who believes that a violation of this Code or other illegal or unethical conduct by any employee, officers or director has occurred or may occur should promptly contact the Compliance Officer. Alternatively, any employee of the company may submit, on a confidential and anonymous basis if the employee so desires, directly to the Audit Committee any concerns regarding financial statement disclosures, accounting, internal accounting controls, auditing matters or violations of this Code. To make a confidential and anonymous submission directly to the Audit Committee, an employee should send a written summary of his or her concern in a sealed envelope to the following address: Deyu Agriculture Corp., Attention: Chairman of Audit Committee, Room 808, Tower A, Century Centre, 8 North Star Road, Beijing, People’s Republic of China. The mailing envelope must contain a clear notation indicating “To Be Opened Only by Audit Committee.” The Compliance Officer will forward any such envelopes received promptly and unopened to the Audit Committee Chair. If an employee, would like to discuss any matter with the Audit Committee, the employee should indicate this in the written submission and include a telephone number or other means by which he or she can be reached, should the Audit Committee determine that such communication is appropriate. Any such reports may be made confidentially or anonymously. Confidentiality will be protected, subject to applicable law, regulation or legal proceedings, as well as to applicable Company policy.

5. Protection and Proper Use of Company Assets. All employees, officers and directors should endeavor to protect the Company’s assets and ensure their efficient use. Company assets should be used for legitimate business purposes, although incidental personal use may be permitted. Theft, carelessness, and waste of the Company’s assets have a direct impact on the Company’s business and its profitability. Any suspected incident of fraud, theft or misuse should be immediately reported for investigation.

The obligation of employees, officers and directors to protect the Company’s assets includes its proprietary information. Proprietary information includes intellectual property such as trade secrets, patents, trademarks, copyrights and know how, as well as business, sales and marketing plans, formulation and manufacturing ideas and practices, designs, databases, records, salary and other compensation/benefit information and any unpublished financial data and reports. Unauthorized use or distribution of the Company’s proprietary information is prohibited. Unauthorized use or distribution of the Company’s proprietary information could also be illegal and may result in the imposition of civil or criminal penalties.

6. No Retaliation. The Company will not permit retaliation of any kind by or on behalf of the Company and its employees, officers and directors against good faith reports or complaints of violations of this Code or other illegal or unethical conduct.

7. Amendment, Modification And Waiver. Any request for a waiver of any provision of this Code must be in writing and addressed to the Compliance Officer. If you are a director or executive officer of the Company, the request may be addressed directly to the Chairman of the Audit Committee. With regard to executive officers and directors, the Board will have the sole and absolute discretionary authority, acting upon such recommendations as may be made by the Audit Committee, to approve any waiver from this Code. Any waiver of this Code with respect to executive officers and directors will be promptly publicly disclosed to the shareholders by filing a Form 8-K with the SEC, or by such other selected by the Board of Directors in conformity with applicable SEC and Nasdaq rules. This Code may be amended, modified or waived by the Board of Directors, subject to disclosure requirements and other applicable SEC and Nasdaq rules.

8. Accountability. You are responsible for your adherence to this Code and will be held personally accountable. Your failure to observe the terms of this Code may result in disciplinary action, which may include immediate termination.

ACKNOWLEDGEMENT

The undersigned is an employee / officer / director of Deyu Agriculture Corp. By my signature below, I acknowledge receipt of a copy of the Code of Conduct and I confirm that I have carefully read and fully understand all the provisions of the Code of Conduct.

Dated: _________________, 200__

(Signature):

(Print Name):